UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 23)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,905,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,905,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,905,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.36%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.37%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.37%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.37%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.37%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

Explanatory Note

This Amendment No. 23 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, and Amendment No. 22 thereto filed with the Commission on December 22, 2023 (as amended and supplemented, the “Original Schedule 13D,” and as further amended and supplemented by this Amendment No. 23, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 23 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 23 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”), one of the Reporting Persons referred to in this Schedule 13D, commenced on February 14, 2024. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) that the Offeror has filed with the Commission, and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that the Issuer has filed with the Commission. Any solicitation and offer to buy Ordinary Shares is only being made pursuant to the Offer to Purchase dated February 14, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Issuer contain important information that U.S. Holders of Ordinary Shares should consider before making any decision with respect to the tender offer. U.S. Holders of Ordinary Shares are urged to read these documents carefully. The Offer to Purchase, the related Letter of Transmittal and the Issuer’s Schedule 14D-9 and other filings related to the tender offer are available for free at the Commission’s website at www.sec.gov. The Offer to Purchase, the related Letter of Transmittal and other offer documents may also be obtained free of charge from Georgeson LLC, the information agent for the U.S. Offer at the telephone number and addresses on the back cover page of the Offer to Purchase, or from brokers, dealers, commercial banks, trust companies or other nominees.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(c), (f)

The principal business of CMB is marine transportation. The principal business of Saverco is acting as an investment holding company. Saverco owns 100% of the outstanding shares of CMB. Alexander Saverys, Ludovic Saverys and Michael Saverys each own approximately 33.33% of the issued shares of Saverco.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of CMB is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship

Ludwig Criel	Director	Mr. Criel is an independent consultant. Mr. Criel is a citizen of Belgium.

Patrick De Brabandere	Director	Mr. De Brabandere is an independent consultant. Mr. De Brabandere is a member of the Issuer’s Supervisory Board. Mr. De Brabandere is a citizen of Belgium.

Alexander Saverys	Director and Chief Executive Officer	Mr. Saverys is the Chief Executive Officer of the Issuer. Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Ludovic Saverys	Director and Chief Financial Officer	Mr. Saverys is the Chief Financial Officer of the Issuer. Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Michael Saverys	Director and Chartering Manager	Mr. Saverys is the Chief Chartering Officer of the Issuer. Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.

Marc Saverys	Director and Chairman	Mr. Saverys is a member of the Issuer’s Supervisory Board. Mr. Saverys is a citizen of Belgium.

Maxime Van Eecke	Director and Chief Commercial Officer	Mr. Van Eecke is the Chief Commercial Officer of the Issuer. Mr. Van Eecke is a citizen of Belgium.

Benoit Timmermans	Chief Strategy Officer and Director	Mr. Timmermans is the Chief Strategy Officer of the Issuer. Mr. Timmermans is a citizen of Belgium.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Saverco is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerp, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship

Alexander Saverys	Director	Mr. Saverys is the Chief Executive Officer of CMB and the Issuer. He is also a Director of CMB. Mr. Saverys is a citizen of Belgium.

Ludovic Saverys	Director	Mr. Saverys is the Chief Financial Officer of CMB and the Issuer. He is also a Director of CMB. Mr. Saverys is a citizen of Belgium.

Michael Saverys	Director	Mr. Saverys is the Chartering Manager and a Director of CMB and the Chief Chartering Officer of the Issuer. Mr. Saverys is a citizen of Belgium.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

CMB estimates that the maximum amount of funds required to consummate the Offers (as defined and described in Item 4 below) is approximately $1.68 billion. The consummation of the Offers is not subject to any financing condition. The aggregate purchase price for Ordinary Shares validly tendered and accepted in the Offers will be funded with borrowings under the Bid Acquisition Bridge Facility (as defined below), and the unconditional and irrevocable availability of funds necessary for the payment of the aggregate purchase price for all Ordinary Shares subject to the Offers in the form of an irrevocable and unconditional credit facility made available by the Arrangers (as defined below) has been confirmed by KBC Bank NV (“KBC”) to the Belgian Financial Services and Markets Authority in accordance with Belgian law.

Facilities Agreement

As previously reported, the aggregate purchase price for Ordinary Shares validly tendered and accepted in the Offers will be funded with borrowings under a $3.2 billion bridge facilities agreement entered into among CMB and Crédit Agricole Corporate and Investment Bank, KBC, and Société Générale (collectively, the “Bookrunning Mandated Lead Arrangers”), Belfius Bank NV/SA, DNB (UK) Limited, ING Belgium SA/NV and Nordea Bank Abp filial i Norge (collectively, the “Mandated Lead Arrangers”) and Skandinaviska Enskilda Banken AB (publ) (the “Lead Arranger” and together with the Bookrunning Mandated Lead Arrangers and the Mandated Lead Arrangers, the “Arrangers”) dated November 20, 2023 (the “Facilities Agreement”). The Facilities Agreement provides for a $1,110,000,000 term loan bridge facility which was used to pay the purchase price for the purchase by CMB of an aggregate of 57,479,744 Ordinary Shares, representing 28.47% of the then outstanding Ordinary Shares (excluding treasury shares) from Frontline and Famatown and related transaction costs (the “SPA Acquisition Bridge Facility”), a $1,740,000,000 term loan bridge facility which will be used to fund the Offers (the “Bid Acquisition Bridge Facility”) and a $350,000,000 term loan bridge facility (the “Margin Loan Bridge Facility”) which was used to refinance the outstanding amounts under existing margin loan facilities (the “Existing Margin Loans”).

Term. The Facilities Agreement has an initial term of nine months expiring on August 20, 2024, which, subject to certain conditions and at the option of CMB, may be extended for an additional six months. Such extension is subject to (i) no default having occurred and is then continuing or would occur as a result of the extension; (ii) all repeating representations made by CMB being correct in all material respects; and (iii) the payment of an extension fee as agreed in the Facilities Agreement. The principal amounts outstanding under the Facilities Agreement must be repaid in full not later than its maturity date, subject to any extension. CMB may utilize the Facilities Agreement in one or several installments.

Prepayment. The Facilities Agreement contains customary prepayment events (including but not limited to: (i) when it becomes illegal for a lender to fund or maintain its participation; (ii) when a sanctions event occurs; (iii) where there is a change of control of CMB or if CMB no longer controls the Issuer; (iv) from disposal proceeds; or (v) from proceeds of a claims under an acquisition document). CMB is required to prepay loans under the Facilities Agreement out of the net proceeds received from a permitted sale of CMB.TECH and/or the sale of Ordinary Shares of the Issuer, provided that CMB retains at least a 50% ownership interest in the Issuer (excluding treasury shares). CMB also can voluntarily cancel commitments or repay amounts outstanding under the Facilities Agreement.

Interest Rates. Interest on amounts outstanding under the Facilities Agreement is payable on the last day of each interest period (which interest period may be 1 week or 1 month) and is comprised of the applicable Margin (as defined in the Facilities Agreement) and the compounded reference rate for that day (including any Bloomberg Credit Adjustment Spread). The Margin is determined as follows: (i) from the date of the Facilities Agreement to (but excluding) the date falling 6 months after the date of the Facilities Agreement, the Margin per annum is 2.75%; (ii) from the date falling 6 months after the date of the Facilities Agreement to (but excluding in case of an extension) the date falling 9 months after the date of the

Facilities Agreement, the Margin per annum is 3.25%; (iii) subject to the extension being exercised, from the date falling 9 months after the date of the Facilities Agreement to (but excluding) the date falling 12 months after the date of the Facilities Agreement, the Margin per annum is 3.75%; and (iv) subject to the extension being exercised, from the date falling 12 months after the date of the Facilities Agreement to the Termination Date (as defined in the Facilities Agreement), the Margin per annum is 4.50%. However, while an event of default has occurred and is continuing, the Margin for each loan will be the highest percentage per annum set forth above.

Representations and warranties, undertakings and events of default. The Facilities Agreement contains representations, warranties, undertakings and events of default that are customary for facilities of this type, with such adjustments as are necessary to reflect the transaction structure.

Security. CMB’s obligations under the Facilities Agreement are secured by a pledge of all shares of the Issuer held by CMB (or to be acquired pursuant to the Offers). The Facilities Agreement was also secured by a pledge by CMB of all shares owned by CMB in CMB.TECH, which pledge was released upon the consummation of the CMB.TECH Sale Transaction. On February 8, 2024, CMB repaid $1,110,000,000 under the SPA Acquisition Bridge Facility and $20,000,000 under the Margin Loan Bridge Facility from the proceeds of the CMB.TECH Sale Transaction and cash held in prepayment accounts. The borrowings under the Facilities Agreement are also secured by any cash held in prepayment accounts into which funds from permitted sales of the pledged securities are required to be deposited.

Refinancing Plans. Pursuant to the terms of the Facilities Agreement, CMB was required to prepay loans under the SPA Acquisition Bridge Facility and the Margin Loan Bridge Facility (pro rata) out of the net proceeds received from the CMB.TECH Sale Transaction. CMB intends to repay the amounts borrowed under the Bid Acquisition Bridge Facility and the Margin Loan Bridge Facility with, among other things, the proceeds from the CMB.TECH Sale Transaction and distributions by Euronav.

A copy of the Facilities Agreement has been filed as Exhibit M to the Original 13D and is incorporated herein by reference.

Item 4. Purpose of the Transaction

The Offers

As previously reported in this Schedule 13D, on November 22, 2023, the Share Purchase was consummated. As a result, CMB acquired in excess of 30% of the Issuer’s issued Ordinary Shares and became obligated under Belgian law to make a mandatory unconditional public takeover bid on the remaining Ordinary Shares of the Issuer that it and its affiliates do not already own. Also as previously reported in this Schedule 13D, CMB announced that it would make the public takeover bid concurrently in the United States and Belgium at an offer price of US$18.43 per Ordinary Share, reduced on a dollar-for-dollar basis by the gross amount per share of any future dividends and other distributions by the Issuer to its shareholders after the closing of the Share Purchase with an ex-dividend date prior to the settlement date of the public takeover bid (the “Announced Offer Price”). CMB’s purpose in effecting the Share Purchase was to resolve the strategic and structural deadlock within the Issuer that existed prior to the consummation of the Share Purchase and to enable CMB to implement its medium to long-term strategy of transforming the Issuer into a Europe-based leading company in the field of maritime and industrial cleantech by gradually diversifying the Issuer’s fleet away from pure crude oil transportation and focusing on diversification and decarbonization of the fleet.

The Commencement of the Offers. On February 14, 2024 (the “Commencement Date”), CMB issued a press release (which is filed as Exhibit O hereto and is incorporated by reference herein) announcing that CMB commenced its mandatory public takeover bid as two separate, but concurrent and related unconditional offers, one in the United States (the “U.S. Offer”) and one in Belgium (the “Belgian Offer” and together with the U.S. Offer, the “Offers”) to purchase all outstanding Ordinary Shares of the Issuer that CMB and its affiliates do not already own. As a result of the dividend of $0.57 per Ordinary Share paid by the Issuer on December 20, 2023, to holders of record of Ordinary Shares on December 13, 2023, the Announced Offer Price has been reduced by US$0.57 to US$17.86 per share in cash, to be further reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Issuer to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the Commencement Date and before the settlement date (the “Offer Price”). The U.S. Offer is open to all U.S. holders of Ordinary Shares and the Belgian Offer is open to all holders of Ordinary Shares, wherever located. Each of the Offers provides the equivalent consideration for Ordinary Shares tendered, and each of the Offers is being made on substantially the same terms.

CMB estimates that the maximum amount of funds required to consummate the Offers at the Offer Price is approximately $1.68 billion, which it will fund with the proceeds of loans under the Bid Acquisition Bridge Facility. The discussion of the Facilities Agreement in Item 3 of this Schedule 13D is incorporated herein by reference.

The Offers expire at 10:00 A.M., New York City time (4:00 P.M., Brussels, Belgium time), on March 15, 2024, unless the expiration of the Offers is extended to a subsequent date in accordance with U.S. and Belgian law. While permitted under Belgian law in certain circumstances, CMB does not intend to undertake a voluntary subsequent offer or a squeeze-out offer after the expiration of the Offers.

CMB’s sole purpose in making the Offers is to comply with its legal obligation to launch a public takeover bid in accordance with Belgian law. CMB does not intend to delist the Issuer from the NYSE or Euronext Brussels.

Effects on the Issuer’s Stock Exchange Listings. The Ordinary Shares are listed on the NYSE and Euronext Brussels. CMB does not intend to delist the Ordinary Shares from trading on the NYSE and expects that the Ordinary Shares will continue to trade on the NYSE after consummation of the Offers. While CMB believes that the unaffiliated public float of the Ordinary Shares will remain sufficient, the number of Ordinary Shares that are publicly held and the liquidity of the public markets for the Ordinary Shares may be significantly reduced because as a result of the Offers. It is possible that the Issuer may, upon the closing of the Offers, fail to meet the criteria for continued listing on the NYSE or Euronext Brussels. If the Issuer’s Ordinary Shares were delisted by the NYSE and/or Euronext Brussels, it could make it more difficult to dispose of, or obtain accurate quotations for the price of, the Ordinary Shares and the public reporting obligations of the Issuer would be suspended. Under certain of the Issuer’s financing agreements, the delisting of the Ordinary Shares from both the NYSE and Euronext Brussels may constitute an event of default.

Effects on the Issuer’s Dividend Policy. As a strategic and long-term investor, CMB’s investment in the Issuer is not driven by set expectations regarding an annual dividend or other form of return to shareholders. The Issuer’s future dividend policy will be determined in the discretion of the Issuer’s Supervisory Board, on an ad hoc basis, in light of possible future investments (in particular taking into account CMB’s strategic plans for the Issuer), profitability of the underlying assets, the leverage ratio of the Issuer, CMB’s shareholding in the Issuer and the refinancing of CMB. See Item 3 above.

Change in the Issuer’s Corporate Name. The Issuer has announced its intention to, after the completion of the Offers, change its name to “CMB.TECH NV” and the trading symbol under which the Ordinary Shares are listed on the NYSE and on Euronext Brussels to “CMBT”. The Issuer’s current name, “Euronav,” will be retained as the brand name for its tanker division.

Changes to the Issuer’s Charter and Bylaws. Following the completion of the Offers, CMB expects that the Issuer’s corporate governance and nomination committee will undertake a review the Issuer’s current article of association and its corporate governance charter, however, CMB does not have any current plans to make any changes. Mr. Bjarte Bøe, who was nominated by CMB to the Issuer’s Supervisory Board, is a member of the Issuer’s corporate governance and nomination committee.

CMB.TECH Sale Transaction

As previously reported in this Schedule 13D, on December 22, 2023, the Issuer and CMB entered into the CMB.TECH Share Purchase Agreement, pursuant to which CMB agreed to sell 100% of the issued shares of its wholly owned subsidiary, CMB.TECH, and the Issuer agreed to purchase such shares for a purchase price of $1.15 billion in cash. On February 7, 2024, the CMB.TECH Sale Transaction was approved by the Issuer’s shareholders’ meeting pursuant to Article 7:152 of the BCCA. On February 8, 2024, CMB.TECH Sale Transaction was consummated.

As previously disclosed in this Schedule 13D, the Issuer and CMB have agreed to indemnify each other for any losses arising from any breach of warranty by the Issuer or CMB, as the case may be, which would not have been incurred by it if all facts stated in their respective warranties made in the CMB.TECH Share Purchase Agreement had been true, accurate and not misleading. The Issuer has taken out warranty and indemnity insurance to cover most of the warranties provided by CMB to the Issuer under the CMB.TECH Share Purchase Agreement. The insurance premium was deducted from the purchase price.

The CMB.TECH Share Purchase Agreement also provided that, between signing and completion of the transaction, CMB would, to the extent necessary in view of contractual commitments or obligations of CMB.TECH, or investments or capital expenditure contemplated by the business plan of CMB.TECH, provide additional funding to CMB.TECH by means of shareholder loans. At the closing of the CMB.TECH Transaction, the Issuer acquired the receivables of CMB vis-à-vis CMB.TECH under these shareholder loans for a total amount of approximately $79.2 million. The purchase price for the shares of CMB.TECH and for the shareholder loans was paid in full in cash by the Issuer.

At the closing of the CMB.TECH Transaction, CMB granted the Issuer (i) a royalty-free, worldwide license (the “License”) to use the trademarks and the tradenames “Bocimar”, “Bochem” and ”Delphis”, so that the Issuer can continue to commercially deploy dry bulk vessels, container vessels and chemical tankers under these trademarks; and (ii) a priority right with respect to charters with a term exceeding three months for those vessels in the Issuer’s fleet that compete with CMB’s vessels (the “Priority Right”). The License became effective on February 8, 2024 and is valid for the duration of the relevant licensed intellectual property rights, but will expire when CMB no longer owns 25% of all Ordinary Shares. The Priority Right will remain in force until the earlier of (i) the date on which CMB is no longer solely controlling the Issuer (as determined by applicable antitrust law) or (ii) the tenth anniversary, automatically renewed with consecutive five-year periods, unless either CMB or the Issuer terminates the Priority Right upon three-months’ notice.

A copy of the CMB.TECH Share Purchase Agreement has been filed as Exhibit O to the Original 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and amended and supplemented by adding the following information:

(a) and (b)

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person’s cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 202,233,997 Ordinary Shares outstanding as of December 31, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 1, 2024.

(c)

As previously reported, on November 22, 2023, CMB acquired the Sale Shares from Frontline and Famatown for an aggregate purchase price of US$1,059,351,682 in cash. Except for the purchase of the Sale Shares, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth under Item 3 and Item 4 is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022[1]

Exhibit D	Letter to Euronav NV dated April 26, 2022[2]

Exhibit E	Press release dated July 12, 2022[3]

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022[4]

Exhibit G	Letter to Euronav NV dated January 16, 2023[5]

Exhibit H	Press Release dated February 9, 2023[6]

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023[7]

Exhibit J	Press Release dated October 9, 2023[8]

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023[9]

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023[10]

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023[11]

Exhibit N	Press Release dated December 22, 2023[12]

Exhibit O	Share Purchase Agreement between CMB and Euronav dated December 22, 2023, incorporated by reference to Exhibit 99.1 to Euronav NV’s Form 6-K (File No. 001-36810) filed with the Commission on December 22, 2023

Exhibit P	Press Release dated February 14, 2024

1	Previously filed with Amendment No. 5 on April 12, 2022
2	Previously filed with Amendment No. 6 on April 26, 2022
3	Previously filed with Amendment No. 10 on July 13, 2022
4	Previously filed with Amendment No. 15 on December 14, 2022
5	Previously filed with Amendment No. 16 on January 18, 2023
6	Previously filed with Amendment No. 17 on February 10, 2023
7	Previously filed with Amendment No. 18 on February 16, 2023
8	Previously filed with Amendment No. 20 on October 10, 2023
9	Previously filed with Amendment No. 20 on October 10, 2023
10	Previously filed with Amendment No. 20 on October 10, 2023
11	Previously filed with Amendment No. 21 on November 24, 2023
12	Previously filed with Amendment No. 22 on December 22, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 16, 2024

Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys